U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                          SEC File Number:   0-26998

CUSIP Number 013876 10 7

[ ]   Form 10-K and Form  10-KSB [ ] Form  20-F [X] Form 10-Q and Form  10-QSB
[ ]   Form N-SAR For Period Ended: June 30, 1997[X]

     Transition Report  on Form 10-K [ ]
     Transition Report  on Form 20-F [ ]
     Transition Report  on Form 11-K [ ]
     Transition Report  on Form 10-Q [ ]
     Transition Report  on Form  N-SAR
     for the Transition Period Ended:_________________

===============================================================================

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

===============================================================================

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

===============================================================================
Part  I - Registrant Information

===============================================================================

Full Name of Registrant:      Alcohol Sensors International, Ltd.
Former Name if applicable:
Address of Principal  Executive Office:
                              11 Oval Drive
                              Islandia, New York 11722

===============================================================================

Part II - Rules 12b-25(b) and (c)

===============================================================================

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

===============================================================================

Part III - Narrative

===============================================================================

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See Explaination in Part IV below.

===============================================================================

Part IV - Other Information

===============================================================================

     (1) Name and telephone number of person to contact in regard to this notification:

          Joseph Lively, Esq.        (516) 342 1515


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In connection with the recall of its principal product in its fiscal year ended December 31, 1996, the Company has reduced its staff and devoted substantially all of the efforts of the remaining officers and employees to bringing to market the Company's next generation Sens-O-Lock product. As a result of such focus, the Company is unable to complete and timely file its quarterly report on Form 10-QSB for the period ended June 30, 1997.

     The Company anticipates reporting a loss of operations of under $500,000 for the three months ended June 30, 1997 compared to a loss of $1,410,895 for the three months ended June 30, 1996.

Date: August 14, 1997                      By:/s/ Michael A. Sylvester
                                           Michael A. Sylvester
                                           Vice President - Sales, Treasurer
                                           and Chief Financial Officer

===============================================================================

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).